SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2011, incorporated by reference herein:

Exhibit

99.1      Release dated January 14, 2011, entitled “DRDGOLD RESTRUCTURES, RE-NAMES TO
            SEPARATE SURFACE RETREATMENT AND UNDERGROUND MINING
            INTERESTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 17, 2011
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY

DRDGOLD RESTRUCTURES, RE-NAMES TO SEPARATE SURFACE RETREATMENT
AND UNDERGROUND MINING INTERESTS

Johannesburg, South Africa, 14 January 2011: DRDGOLD Limited(JSE: DRD; NASDAQ:
DROOY) has announced a change in its group structure in order to better distinguish between its surface retreatment and underground operations.

In terms of this restructuring:

•  operating subsidiary DRDGOLD South African Operations (Proprietary) Limited
   (“DRDGOLD SA”), which is 74% held by DRDGOLD Limited, 20% by Khumo Gold SPV
   (Proprietary) Limited (“Khumo Gold”) and 6% by the DRDSA Empowerment Trust (“the
   Trust”) , has changed its name to Ergo Mining Operations (Proprietary) Limited (“Ergo”),
   which now controls Ergo Mining (Proprietary) Limited, Crown Gold Recoveries
   (Proprietary) Limited and East Rand Proprietary Mines Limited each of which is surface retreatment operations.

•  Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), primarily an underground mining operation previously held 100% by DRDGOLD SA , is now directly held by
   DRDGOLD Limited (74%), Khumo Gold (20%) and the Trust (6%).

Commenting on the changes, DRDGOLD Chief Executive Officer Niël Pretorius said: “We believe this is a move towards placing two quite different sets of assets under separate brands, in order to ultimately provide separate investment opportunities for two distinct investor types.”

Roodepoort
14 January 2011

Sponsor
One Capital